SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)



                          TRANSAX INTERNATIONAL LIMITED
                                  (Name of Issuer)

                       Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                      36870Q103
                                   (CUSIP Number)

                                Diane D. Dalmy, Esq.
                               8965 W. Cornell Place
                             Lakewood, Colorado 80227
                                    303.985.9324
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 January 24, 2005
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and Five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act But shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13D


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CUSIP No.   36870Q103                              Page 2  of 7    Pages
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1       NAME OF REPORTING PERSON:           Carlingford Investments Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Settlement Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Mauritius
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                             7      SOLE VOTING POWER


         NUMBER OF        ------------------------------------------------
           SHARES            8      SHARED VOTING POWER
        BENEFICIALLY                5,970,455  shares  of  Common  Stock,  over
          OWNED BY                  which Stephen Walters,  the  president  and
      REPORTING PERSON              chief executive officer of Transax has sole
                                    voting and disposition power.
                          ------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    0
                           -----------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    5,970,455 shares of common Stock, over which Stephen Walters, the president and chief executive officer of Transax, has sole voting and dispotions power.

------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,970,455 Shares of Common Stock, 2,700,000 warrants exercisable into 2,700,000 shares of Common Stock at a price of $1.00 per share expiring on August 14, 2008 (over which Stephen Walters has sole voting and disposition rights), and 48,333 warrants exercisable into 48,333 shares of Common Stock at a price of $0.20 per share expiring on September 29, 2009 (over which Stephen Walters has sole voting and disposition rights).
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.98%
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14      TYPE OF REPORTING PERSON                   CO
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      This  original Schedule 13D statement (the "Schedule") is filed on behalf of Carlingford Investments Limited, a corporation organized under the laws of the State of Mauritius ("Carlingford") as the reporting person hereunder, relative to the acquisition by Carlingford of 1,686,908 shares of restricted common stock issued by Transax International Limited. Carlingford has made previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Transax International Limited, a Colorado corporation ("Transax"). Transax maintains its principal executive offices at 7545 Irvine Center Drive, Suite 2000 Spectrum Center, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule is being filed by Carlingford Investments Limited. Its sole director and executive officer is Stephen Walters, the president and chief executive officer and a director of Transax ("Walters"). The address of Carlingford is 80 Raffles Place, #16-20 UOB Plaza II, Singapore 048624. The address of Walters is Bali View Block A4/7, J1. Cirendeu Raya 46, Jakarta Seletan, Indonesia 15419.

      Pursuant to General Instruction C of Schedule 13D, Carlingford and Walters (the "Instruction C Persons") and the information specified in items
(a) through (f) of Item 2 with respect to such Instruction C Person, is as follows:

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        Name                        Position with          Address
                                       Transax
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Stephen Walters                     Director and Chief     Bali View Block
                                    Executive Officer      A4/7, J1
                                                           Cirendeu Raya 46
                                                           Jakarta Seletan
                                                           Indonesia 15419

Carlingford Investments Limited     Shareholder            80 Raffles Place
                                                           #16-20 UOB Plaza II
                                                           Singapore 048624
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      During  the  last  five  (5)  years,  no  Instruction  C  Person has been
convicted in   a   criminal   proceeding   (excluding   traffic  violations  or
similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a
judgment,  decree  or  final  order  enjoining   future   violations   of,   or
prohibiting or  mandating  activities subject to, federal  or  state securities
laws or finding   any   violation  with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Transax and Carlingford entered into a settlement agreement dated January 24, 2005, to be effective as of December 31, 2004 (the "Carlingford Settlement Agreement") regarding the settlement of an aggregate amount of $253,036.20 due and owing to Carlingford by Transax relating to cash advances in the principal amount of $245,000.00 made by Carlingford and accrued interest thereon in the amount of $8,036.20 (the "Debt"). Pursuant to the terms and provisions of the Carlingford Settlement Agreement: (i) Transax agreed to settle the Debt by issuing to Carlingford and/or its designates an aggregate of 1,686,908 shares of its restricted Common Stock at the rate of $0.15 per share (which amount is based upon the average of the open and close price of $0.15 of Transax's shares of Common Stock traded on the OTC Bulletin Board between December 21, 2004 and December 31, 2004); and (ii) Carlingford agreed to convert the Debt and accept the issuance of an aggregate of 1,686,908 shares of restricted Common Stock of Transax as full and complete satisfaction of the Debt.

      Simultaneously, Carlingford and Richard AH. Siagian, Antonius LM. Pakpahan, Thomas Harmusial, Silsastri Yani and Adhe D. Silviani (collectively, the "Carlingford Creditors") entered into an agreement for acquisition of securities and investor representation letter dated January 24, 2005, to be effective as of December 31, 2004, respectively (the "Carlingford/Creditor Agreement"). Pursuant to the terms and provisions of each of the Carlingford/Creditor Agreements: (i) Carlingford agreed to transfer proportionately to the Carlingford Creditors an aggregate of 1,686,908 shares of the restricted Common Stock in consideration for debts due and owing by Carlingford to the Carlingford Creditors; and (ii) the Carlingford Creditors agreed to accept the transfer of a proportionate amount of the 1,686,908 shares of restricted Common Stock as settlement of their respective debt.

      In accordance with a letter of instruction from Carlingford and the terms and provisions of the Carlingford Settlement Agreement, Transax issued an aggregate of 1,686,908 shares of restricted Common Stock to the Carlingford Creditors in proportion to their respective debt pursuant to the transactional exemption under Section 4(2) and Regulation S of the Securities Act. Carlingford executed the Carlingford Settlement Agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. The Carlingford Creditors each executed the
Carlingford/Creditor Agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that they understood the economic risk of an investment in the securities, and that they had the opportunity to ask questions of and receive answers from Transax's management concerning any and all matters related to acquisition of the securities

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of settlement of debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, Carlingford has plans as follows:

(a) As set forth in Item 3 of this Schedule, Carlingford has acquired an aggregate of 1,686,908 shares of restricted Common Stock pursuant to settlement of debt. Simultaneously, Carlingford transferred an aggregate of 1,686,908 shares of restricted Common Stock to the Carlingford Creditors. Carlingford has previously acquired an aggregate of 5,970,455 shares of restricted Common Stock, 2,700,000 warrants exercisable into 2,700,000 shares of Common Stock at the price of $1.00 per share expiring August 14, 2008 (over which Stephen Walters has sole voting and disposition rights, and 48,333 warrants exercisable into 48,333 shares of Common Stock at the price of $0.20 per share expiring September 29, 2009 (over which Stephen Walters has sole voting and disposition rights).

(b) Carlingford does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Transax or to enter into extraordinary corporate transactions.

(c) Carlingford does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Transax.

(d) Carlingford does not have any present plans or proposals to cause a change in the present board of directors or in the management of Transax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

(e) Carlingford does not have any present plans or proposals to cause a material change in the capitalization of Transax.

(f) Carlingford does not have any present plans or proposals to make any other material change to the business or corporate structure of Transax.

(g) Carlingford does not have any present plans or proposals to change Transax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Transax by any person.

(h) Carlingford does not have any present plans or proposals to cause Transax's common stock from not being quoted on the OTC Bulletin Board.

(i) Carlingford does not have any present plans or proposals relating to a class of securities of Transax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Carlingford does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on January 24, 2005, Carlingford beneficially owned of record 5,970,455 shares of Common Stock, 2,700,000 warrants exercisable into 2,700,000 shares of Common Stock at $1.00 per share expiring on August 8, 2008 (over which Stephen Walters has sole voting and disposition rights), and 48,333 warrants exercisable into 48,333 shares of Common Stock at $0.20 per share expiring on September 9, 2009 (over which Stephen Walters has sole voting and disposition rights (or approximately 27.98% of the outstanding shares of Transax's common stock).

(b) Carlingford does not own any other common or preferred shares of Transax as of the date of this Schedule.

(c) As of January 24, 2005, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Transax equity securities had been engaged in by Carlingford.

(d) To the best knowledge and belief of the undersigned, no person other than Stephen Walters, on behalf of Carlingford has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      No contracts, arrangements, understandings or relationships between Carlingford and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Settlement   Agreement   between   Transax   International  Limited   and
Carlingford Investments Limited dated January 24, 2005, to be effective as of December 31, 2004.

SIGNATURES

	After reasonable inquiry and to the  best  of my knowledge  and belief,
I Certify that   the  information set forth in this statement is true, complete and correct.


                                      CARLINGFORD INVESTMENTS LIMITED

Date: January 26, 2005                 By: /s/ Stephen Walters
--------------------                  -----------------------------
                                      Stephen Walters, President